                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                  SCHEDULE 13D

                                 (RULE 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13D-2(a)

                             (AMENDMENT NO.   )(1)

                            VALLEY FORGE CORPORATION
                                (Name of Issuer)

                          COMMON STOCK, $.50 PAR VALUE
                         (Title of Class of Securities)

                                   919640102
                                 (CUSIP Number)

                         ------------------------------

                                    COPY TO:

Alan L. Rivera                                         Michael J. Emont
Key Components, Inc.                                   Rubin Baum Levin Constant & Friedman
c/o Millbrook Capital Management Inc.                  30 Rockefeller Plaza
Carnegie Hall Tower                                    29(th) Floor
152 West 57th Street                                   New York, New York 10112
New York, New York 10019

                 (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)

                                DECEMBER 3, 1998
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                      13D

CUSIP NO. 919640102                                           Page 2 of 10 Pages

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSONS

                             KCI Acquisition Corp.

    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) / /

                                                                         (b) /X/
--------------------------------------------------------------------------------

3   SEC USE ONLY

--------------------------------------------------------------------------------

4   SOURCE OF FUNDS*

    BK, AF
--------------------------------------------------------------------------------

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) OR 2(e)                                            / /
--------------------------------------------------------------------------------

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
  Number of
    Shares
 Beneficially
   Owned By
     Each
  Reporting
    Person
     With      7    SOLE VOTING POWER

                   2,186,161 shares (1)

               -----------------------------------------------------------------
               8   SHARED VOTING POWER

                   0

               -----------------------------------------------------------------
               9   SOLE DISPOSITIVE POWER

                   2,186,161 shares (1)

               -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

                   0

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,186,161 shares (1)

--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                          / /

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    52.8%

--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO

--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) The Reporting Person disclaims beneficial ownership of such shares and this statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this statement.

                                      13D

CUSIP NO. 919640102                                           Page 3 of 10 Pages

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSONS

                                Key Components, Inc.

    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) / /

                                                                         (b) /X/
--------------------------------------------------------------------------------

3   SEC USE ONLY

--------------------------------------------------------------------------------

4   SOURCE OF FUNDS*

    BK, AF
--------------------------------------------------------------------------------

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) OR 2(e)                                            / /

--------------------------------------------------------------------------------

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York
--------------------------------------------------------------------------------
  Number of
    Shares
 Beneficially
   Owned By
     Each
  Reporting
    Person
     With      7    SOLE VOTING POWER

                   2,186,161 shares (1)

               -----------------------------------------------------------------
               8   SHARED VOTING POWER

                   0

               -----------------------------------------------------------------
               9   SOLE DISPOSITIVE POWER

                   2,186,161 shares (1)

               -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

                   0

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,186,161 shares (1)

--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                          / /

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    52.8%

--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO

--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) The Reporting Person disclaims beneficial ownership of such shares and this statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this statement.

                                      13D

CUSIP NO. 919640102                                           Page 4 of 10 Pages

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSONS

                                Key Components, LLC

    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) / /

                                                                         (b) /X/
--------------------------------------------------------------------------------

3   SEC USE ONLY

--------------------------------------------------------------------------------

4   SOURCE OF FUNDS*

    BK, AF
--------------------------------------------------------------------------------

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) OR 2(e)                                            / /
--------------------------------------------------------------------------------

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
  Number of
    Shares
 Beneficially
   Owned By
     Each
  Reporting
    Person
     With      7    SOLE VOTING POWER

                   2,186,161 shares (1)

               -----------------------------------------------------------------
               8   SHARED VOTING POWER

                   0

               -----------------------------------------------------------------
               9   SOLE DISPOSITIVE POWER

                   2,186,161 shares (1)

               -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

                   0

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,186,161 shares (1)

--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                          / /

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    52.8%

--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    OO

--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) The Reporting Person disclaims beneficial ownership of such shares and this statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this statement.

    This statement on Schedule 13D, dated December 9,1998, relates to the beneficial ownership of KCI Acquisition Corp., its parent Key Components, LLC and its parent Key Components, Inc., of the common stock of Valley Forge Corporation.

ITEM 1. SECURITY AND ISSUER

    The title of the class of equity securities to which this statement relates is common stock, par value $.50 per share (the "Common Stock"), of Valley Forge Corporation, a Delaware corporation, which has its principal executive offices at 100 Smith Ranch Road, Suite 326, San Rafael, California 94903 (the "Issuer").

ITEM 2. IDENTITY AND BACKGROUND

    The information set forth in the Introduction, Section 9 ("Certain Information Concerning Key Components, Inc., the Parent and the Offeror") and
Schedule I ("Directors and Executive Officers of Key Components, Inc., the Parent and Offeror") of the Offer to Purchase is incorporated herein by reference.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    The information set forth in Section 10 ("Sources and Amounts of Funds") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. PURPOSE OF TRANSACTION

    The information set forth in the Introduction, Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company") and
Section 12 ("Purpose of the Offer and the Merger; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.

    (a)-(c) The information set forth in the Introduction, Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company") and Section 13 ("The Merger Agreement, the Stockholder Agreements, and the SG Cowen Commitment Letter") of the Offer to Purchase is incorporated herein by reference.

    (d) Not applicable.

    (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    The information set forth in the Introduction Section 9 ("Certain Information Concerning Key Components, Inc., the Parent and the Offeror"),
Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company"), Section 12 ("Purpose of the Offer; and the Merger Plans for the Company") and Section 13 ("The Merger Agreement, the Stockholder Agreements and the SG Cowen Commitment Letter") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

   EXHIBIT #                                             DESCRIPTION OF EXHIBIT
---------------  -------------------------------------------------------------------------------------------------------
       1         Joint Filing Agreement
       2         Form of Offer to Purchase dated December 9, 1998.
       3         Joint Press Release issued by the Issuer and Key Components, Inc. on December 3, 1998
       4         Letter from SG Cowen Securities Corporation and Societe Generale to Key Components, LLC, dated December
                 2, 1998
       5         Commitment Letter from SG Cowen Securities Corporation and Societe Generale to Key Components, LLC,
                 dated December 2, 1998
       6         Agreement and Plan of Merger, dated as of December 2, 1998, among Key Components, LLC, KCI Acquisition
                 Company, and the Issuer.
       7         Form of Stockholder Agreement, dated as of December 2, 1998, between KCI Acquisition Corp. and Martin
                 J. Bloom, Trustee of the Martin J. Bloom Family Trust, u/a/d 8/18/93.
       8         Form of Stockholder Agreement, dated as of December 2, 1998, between KCI Acquisition Corp. and Theodore
                 P. Desloge, Jr., Trustee of the Theodore P. Desloge, Jr. Trust u/i/t dtd. 2/7/78 f/b/o Theodore P.
                 Desloge, Jr.
       9         Form of Stockholder Agreement, dated as of December 2, 1998, between KCI Acquisition Corp. and Theodore
                 P. Desloge, Jr., Trustee of the Desloge Consulting Corporation Profit Sharing Plan and Trust.
      10         Form of Stockholder Agreement, dated as of December 2, 1998, between KCI Acquisition Corp. and David R.
                 Brining.
      11         Form of Stockholder Agreement, dated as of December 2, 1998, between KCI Acquisition Corp. and Bloom &
                 Desloge Enterprises, Inc.
      12         Stockholder Agreement, dated as of December 2, 1998, between KCI Acquisition Corp. and Bloom Consulting
                 Corporation Profit Sharing Plan and Trust, Martin J. Bloom Trustee.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this Schedule is true, complete, and correct.

Date: December 9, 1998                        KCI ACQUISITION CORP.

                                              By: Alan L. Rivera
                                              ------------------------------------
                                              Name: Alan L. Rivera
                                              Title: Vice President

    ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this Schedule is true, complete, and correct.

Date: December 9, 1998                        KEY COMPONENTS, LLC

                                              By: /s/ Alan L. Rivera
                                              ------------------------------------
                                              Name: Alan L. Rivera
                                              Title: Vice President

    ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this Schedule is true, complete, and correct.

Date: December 9, 1998                        KEY COMPONENTS, INC.

                                              By: /s/ Alan L. Rivera
                                              ------------------------------------
                                              Name: Alan L. Rivera
                                              Title: Vice President

    ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).